Exhibit(A)(7)(J)

FINTECH MOBILE INC. DOUBLES OFFER PRICE

IN TENDER OFFERS FOR SHARES OF GRUPO IUSACELL
IN MEXICO AND IN THE UNITED STATES

FOR IMMEDIATE RELEASE

      New York, NY, July 25, 2003 – Fintech Mobile Inc., a wholly-owned subsidiary of U.S. investment management company Fintech Advisory Inc., announced today that it has doubled the offer price for its cash tender offer in the United States for all of the outstanding Series V Shares held by persons not resident in Mexico and all of the outstanding American Depositary Shares of Grupo Iusacell, S.A. de C.V. (BMV:CEL; NYSE:CEL). It has also doubled the offer price for its simultaneous cash tender offer in Mexico to purchase for cash all of the outstanding Series V Shares and Series A Shares of Grupo Iusacell on substantially the same terms as the U.S. offer.

      Fintech also extended the expiration date of both offers. The U.S. offer (and its withdrawal rights) and the Mexican offer will now expire at 5:00 P.M., New York City time (4 P.M. Mexico City time), on Thursday, August 28, 2003, unless extended.

      Tender offers by Movil Access S.A. de C.V. for Grupo Iusacell’s Series V Shares, Series A Shares and ADSs in the United States and Mexico are currently pending. The prices offered by Fintech in its offers are now approximately four times those offered by Movil Access. In the U.S. offer, Fintech Mobile is offering to pay the U.S. dollar equivalent of Ps. 22.84872 per ADS and Ps. 0.2284872 per Series V Share. In the Mexican offer, Fintech Mobile is now offering to pay Ps. 0.2284872 per Series A Shares or Series V Share.

      Affiliates of Verizon and Vodafone, which collectively hold 73.9 percent of the aggregate Series V Shares and Series A Shares, have agreed to tender their shares into the Movil Access offers. Although this agreement permits these shareholders to withdraw their Grupo Iusacell shares and tender these shares into an offer that is superior to the Movil Access offers, on July 24, 2003, these shareholders again informed Fintech that they would not withdraw their Grupo Iusacell shares from the Movil Access offers. Once again, these shareholders gave no explanation for their determination.

      David Martinez, managing director of Fintech Advisory Ltd., an advisor to Fintech Mobile and Fintech Advisory, made the following statements: “We doubled the offer price for our tender offers today to further evidence our commitment to shareholders and other stakeholders of Iusacell. We are urging the board of directors of Iusacell to evaluate our offer in accordance with its fiduciary duties and recommend that Iusacell shareholders participate in our offer in order to protect the interests of minority shareholders who, unlike the managers of Verizon and Vodafone, do not have the luxury of walking away from millions of dollars. We hope that the board of directors will speak clearly, speak soon and speak in a way that will not leave corporate governance in Mexico with another black eye.”

      The offers are subject to certain conditions, including the tender of at least 70 percent of the outstanding Series V Shares, Series A Shares and ADSs on a fully diluted basis, receipt of certain regulatory approvals and other customary conditions. The complete terms and conditions of the U.S. offer are set forth in the U.S. offer to purchase, form of ADS letter of transmittal and other related materials filed by Fintech Mobile with the SEC. Copies of these materials are available from MacKenzie Partners, Inc., the information agent for the U.S. offer, at the telephone number set forth below. Citibank, N.A. is acting as the U.S. receiving agent for the U.S. offer.

About Fintech

      Fintech Mobile is a Delaware corporation and a wholly-owned subsidiary of Fintech Advisory. Fintech Advisory is a Delaware corporation. Fintech Advisory is an investment management company that is an investment adviser to a fund that invests in debt securities of sovereign and private entities primarily in emerging markets.

* * *

      The description contained in this press release is neither an offer to purchase nor a solicitation of an offer to sell any securities. In the United States, Fintech Mobile has filed with the Securities and Exchange Commission a Tender Offer Statement on Schedule TO containing a U.S. offer to purchase, form of ADS letter of transmittal and other documents relating to the U.S. tender offer. Fintech Mobile is mailing these documents to Grupo Iusacell shareholders. In Mexico, Fintech is making a tender offer pursuant to the Oferta Pública de Compra and related materials that Fintech Mobile is filing with the Mexican Comisión Nacional Bancaria y de Valores and the Mexican Stock Exchange. Shareholders should read the relevant materials carefully because they contain important information, including the terms and conditions of the offers. Shareholders can obtain a copy of the U.S. offer to purchase and related materials free at the SEC’s website at www.sec.gov, from MacKenzie Partners, Inc., the information agent for the U.S. offer, at (800) 322-2885, or from Fintech Mobile at 375 Park Avenue, New York, NY 10152. Similarly, shareholders can obtain a copy of the Mexican Oferta Pública de Compra and related materials free at the Mexican Stock Exchange website at www.bmv.com.mx or from Fintech Mobile at 375 Park Avenue, New York, NY 10152.

Further Information contact:

Julio Herrera

President
Fintech Advisory Inc.
375 Park Avenue
New York, NY 10152
(212) 593-4500

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